

May 11, 2011

Billie S. Flaherty
Senior Vice President, General Counsel and Secretary
Chemtura Corporation
199 Benson Road
Middlebury, CT 06749

     Re: Chemtura Corporation
              Amendment No. 1 to Registration Statement on Form S-4
              Filed April 29, 2011
              File No. 333-172710
              Form 10-Q for the Period Ended March 31, 2011
              Filed May 5, 2011
              File No. 001-15339

Dear Ms. Flaherty:

We have reviewed your filings and your response letter filed April 29, 2011. We have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4/A filed April 29, 2011

1. We note your response to comment one in our letter dated April 6, 2011. Please revise the supplemental letter to also state that you represent that, with respect to any broker-dealer that participates in the exchange offer with respect to the outstanding notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or any of your affiliates to distribute the exchange notes to be received in the exchange offer.

Risk Factors, page 12

2. We note your disclosure in Item 1A of the Form 10-Q filed on May 5, 2011. Please revise the last risk factors on pages 14 and 20 and the first risk factor on page 18 of the Form S-4 to reflect the risk factor disclosures you have provided in the Form 10-Q.

The Exchange Offer, page 89

Incorporation by Reference, page i

3. We note that you incorporate by reference the information contained in certain
    documents you file with the SEC after the date of your prospectus and prior to the
    termination of the offering. Please revise your disclosure to specifically incorporate the
    Form 8-K and Form 10-Q filed on May 5, 2011.

Expiration Date; Extensions; Amendments, page 92

4. We note your disclosure in the first sentence of the fourth paragraph. Please revise your
    disclosure to state that you will provide the written notice or public announcement
    "promptly" so that your disclosure is consistent with your Rule 14e-1(c) obligation to
    return the old notes "promptly" upon expiration or termination of the offer. Please also
    revise the similar disclosure in the second full paragraph on page 93 and throughout your
    prospectus as necessary.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

5. We note that the certifications filed as Exhibits 32.1 and 32.2 refer to wrong periodic
    report. Please file a full amendment to your Form 10-Q that includes proper
    certifications.

    You may contact Kevin Stertzel, Staff Accountant at (202) 551-3723 or, in his absence,
John Hartz, Senior Assistant Chief Accountant at (202) 551-3689 if you have questions
regarding the financial statements and related matters. Please contact Chambre Malone, Staff
Attorney at (202) 551-3262 or, in her absence, me at (202) 551-3397 with any other questions.

                                            Sincerely,

                                            Jay Ingram
                                            Legal Branch Chief

cc: Robert M. Hayward, P.C. (*via facsimile at* (312) 862-2200)
        Kirkland & Ellis LLP
        300 North LaSalle
        Chicago, Illinois 60654